UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.D.C. HOLDINGS, INC.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M.D.C. HOLDINGS, INC.
4350 South Monaco Street
Denver, CO 80237

M.D.C. HOLDINGS, INC. 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

M.D.C. Holdings, Inc.

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but as supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ GORDON, HUGHES & BANKS, LLP

Greenwood Village, Colorado

June 4, 2008

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$152,718	$385,070

Investments, at fair value:
Common stock of plan sponsor	11,702,516	22,516,515
Collective trust	17,075,926	20,075,158
Mutual funds	64,385,163	63,095,490
Participant loans	1,546,226	1,659,320

Total investments	94,709,831	107,346,483

Employer contributions receivable	856,728	3,568,731

Total assets	95,719,277	111,300,284

LIABILITIES
Excess contributions due to participants	115,208	119,176

Net assets available for benefits at fair value	95,604,069	111,181,108
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	105,191	337,922

Net assets available for benefits	$95,709,260	$111,519,030

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividends	$6,211,010
Net depreciation in fair value of investments	(7,505,259)

Net investment loss	(1,294,249)

Contributions:
Employer – Cash	856,728
Employee	8,807,048
Rollovers	124,393

Total contributions	9,788,169

Total additions	8,493,920

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Payment of plan benefits and other distributions	24,036,792
Administrative expenses and fees	266,898

Total deductions	24,303,690

Net decrease in net assets available for benefits	(15,809,770)
Net assets available for plan benefits, at beginning of year	111,519,030

Net assets available for plan benefits, at end of year	$95,709,260

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. This document describes the Plan during 2007 and 2006.

General

The Plan was adopted effective January 1, 1992 and amended several times, the most recent of which was adopted November 19, 2007. The Plan is a defined-contribution plan covering all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who, among other things, have completed six months of employment, as defined, and are age 21 or older. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

On March 26, 2007, the Plan was amended to provide that Plan participants shall not be permitted to allocate more than 30% of each elective deferral contribution made after January 1, 2007 to the purchase of qualifying Company securities for the participant’s account. This provision did not prevent a participant from reallocating investments in the participant’s account that might include the purchase of qualifying Company securities.

In November 2007, the Plan was amended such that beginning in January 2008, participants of the Plan shall not be permitted to allocate any employee or employer contributions, loan payments or other deposits in the Plan into shares of MDC Common Stock or to reallocate or exchange the investment of Plan assets into shares of MDC Common Stock.

Contributions

Eligible participants may contribute an amount up to 100% of their pre-tax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan document.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($15,500 and $15,000 in 2007 and 2006, respectively). The Internal Revenue Service generally adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage throughout the year. A participant may cease making pre-tax contributions at any time.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $5,000 in 2007 and 2006.

The Company may make matching contributions in a discretionary amount, to be determined by resolution of the Company’s Board of Directors, on an annual basis. The Company may make a discretionary profit sharing contribution without regard to the current or accumulated net profits of the Company for the taxable year ending with, or within, the Plan year.

The Company’s matching and profit sharing contributions may be made in cash. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of $45,000 or 100% of a participant’s annual eligible compensation in 2007.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan document.

Participant Eligibility

Employees of MDC are eligible to participate in the Plan:

•	When they attain age 21

•	When they have completed 6 months of service

•

Who are not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan

•	Who are not certain non-resident aliens who have no earned income from sources within the United States

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures

Forfeitures result from non-vested benefit payments remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $863,585 and $798,107 are included as a component of net assets available for benefits as of December 31, 2007 and 2006, respectively. The Company used $859,377 of the December 31, 2007 forfeiture balance to partially offset the 2007 Company contribution made in February 2008. During the 2007 Plan year, $244,475 of forfeitures were utilized to pay Plan administrative expenses.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. A participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

However, pursuant to the Plan document, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	The participant has died.

2.	The participant reaches normal retirement age (age 65).

3.	The participant has become totally and permanently disabled as defined by the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when changing or transferring an investment with respect to the MDC stock fund.

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan years ended December 31, 2007 and 2006. Plan assets in the amount of $115,208 and $119,176 were identified as excess salary deferrals for highly compensated employees and have been reflected as a Plan liability to these participants at December 31, 2007 and 2006, respectively.

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $266,898 for the year ended December 31, 2007.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

Participant Loans

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the present value of the participant’s non-forfeitable accrued benefit. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s account balance and bear interest at a fixed rate equal to the current prime rate plus 100 basis points at the date the application is approved. Interest rates on outstanding loans range from 5.0% to 10.0% as of December 31, 2007. Principal and interest are paid ratably through monthly payroll deductions. Each participant may have only one loan outstanding at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying Statements of Net Assets Available for Benefits, is stated at fair value. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contracts held by the INVESCO Stable Value Trust is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

The net change in fair value of investments (net realized and unrealized appreciation (depreciation) in value of investments and dividends earned) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Distributions of benefits are recorded when paid.

3.	Investments

Custody of Plan investments and the reporting thereof is managed through an agreement with The AMVESCAP National Trust Company (“AMVESCAP”). The Plan’s reporting and recordkeeping is managed through an agreement with AMVESCAP Retirement, Inc. On July 17, 2005, AMVESCAP Retirement, Inc. was purchased by Merrill Lynch and became part of The Princeton Retirement Group, Inc. (“Princeton”), a subsidiary of Merrill Lynch. Princeton is a vendor accountable to JP Morgan Retirement Plan Services LLC (“JP Morgan”). Participants are allowed to direct their contributions for investments in a variety of investments funds offered through JP Morgan.

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets available for benefits as of December 31, 2007 and 2006 are separately identified as follows:

	December 31,
	2007	2006
INVESCO Stable Value Trust	$15,027,226	$15,753,576
M.D.C. Holdings, Inc. Common Stock	11,702,516	22,516,515
American Europacific Growth	10,783,086	9,608,888
Vanguard S&P 500 Index	8,645,156	9,204,535
American Growth Fund of America	7,918,006	7,248,392
Royce Total Return – Institutional Class	6,541,668	*
Vanguard Windsor II Adm	6,138,617	6,641,911
American Balanced Income Fund	6,021,219	6,097,549
JP Morgan Diversified Mid Cap Growth Fund	6,019,464	*
Royce Total Return	*	7,941,264
JP Morgan Div Mid Cap Growth	*	6,033,661

*	Investment was not held at December 31, 2007 or December 31, 2006.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

During 2007, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2007
Common stock	$(7,228,701)
Mutual funds	36,359
Collective trust	(312,917)

$(7,505,259)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

During the 2007 Plan year, and due to a significant decrease in the number of Company employees, the Plan experienced a partial-plan termination. As a result, subsequent to December 31, 2007 the Plan reinstated and vested $170,894 of forfeitures and vested $143,493 of Plan assets that were still included in the Plan participant accounts.

5. Income Taxes

The Company adopted a standardized plan designed by AMVESCAP. This Plan has received a determination letter from the Internal Revenue Service dated August 2, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended.

However, the plan administrator believes the Plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

Notes to Financial Statements (Continued)

6.	Related Party Transactions

Certain Plan investments are shares of a collective trust managed by AMVESCAP. Certain Plan investments are shares of collective trusts managed by Invesco Institutional NA, Inc. and Invesco Realty Advisors, Inc. AMVESCAP serves as custodian of the shares and is related to Invesco Institutional NA, Inc. and Invesco Realty Advisors, Inc. This arrangement is a party-in-interest arrangement.

The Plan and its participants have investments in common stock of the Plan Sponsor, MDC, which are subject to the November 2007 Plan amendment.

7.	Concentration of Credit Risk

The Plan is required by Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities,” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2007 and 2006, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consisted principally of cash, investments and participant loans.

The Plan provides for various investment options in common stock, collective trust and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and amounts presented in the Statements of Net Assets Available for Benefits.

The cash relates to money held in a unitized fund that maintains and trades shares of the Company’s common stock. Although the cash and cash equivalents exceed the F.D.I.C.’s threshold for insurability as of December 31, 2007 and 2006, the Plan believes the risk of loss to be minimal.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

Supplemental Schedules

M.D.C. Holdings, Inc.	EIN 84-0622967
401(k) Savings Plan	Plan 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issuer, borrower, lessor, or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value**
*	AMVESCAP National Trust Company	Stable Value Trust	$15,027,226
*	M.D.C. Holdings, Inc.	Common Stock	11,702,516
	The American Funds Group	Europacific Growth Fund	10,783,086
	Vanguard Funds	S&P 500 Index	8,645,156
	Royce Funds	Total Return – Institutional Class	6,541,668
	The American Funds Group	Growth Fund of America	7,918,006
	Vanguard Funds	Windsor II ADM	6,138,617
	The American Funds Group	American Balanced Income Fund	6,021,219
	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth	6,019,464
	Vanguard Funds	Explorer	3,763,966
	JPMorgan Chase & Company	JP Morgan Core Bond – Select	2,526,748
*	AMVESCAP National Trust Company	Equity Real Estate Securities Trust	2,048,700
	JPMorgan Chase & Company	JP Morgan Diversified Mid Cap – Value	1,936,467
	T Rowe Price	Retirement 2020	1,066,880
	Pacific Investment Management Corp.	PIMCO Real Return Bond Fund	736,968
	Pacific Investment Management Corp.	PIMCO High Yield – Admin	662,285
	T Rowe Price	Retirement 2030	569,564
	T Rowe Price	Retirement 2010	514,720
	T Rowe Price	Retirement 2040	467,481
	T Rowe Price	Retirement Fund 2050	39,550
	T Rowe Price	Retirement Inc.	33,318
*	Participant Loans	Interest rates of 5.00% - 10.00% and maturing through 2017	1,546,226

		Total investments	$94,709,831	***

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 6)
**	Cost information has been omitted, as all investments are participant directed.
***	Does not include Plan receivables.

M.D.C. Holdings, Inc.	EIN 84-0622967
401(k) Savings Plan	Plan 004
Schedule H, Line 4j – Schedule of Reportable Transactions
December 31, 2007

(a) Identity of party involved	( b ) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Royce Funds	Royce Total Return	N/A	$8,023,414	N/A	N/A	$8,023,414	$8,023,414	N/A
Royce Funds	Total Return – Investment Class	$8,023,673	N/A	N/A	N/A	$8,023,673	$8,023,673	N/A
JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth – Class A	N/A	$6,185,982	N/A	N/A	$6,185,982	$6,185,982	N/A
JPMorgan Chase & Company	JP Morgan Diversified Mid Cap Growth	$6,175,836	N/A	N/A	N/A	$6,175,836	$6,175,836	N/A

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.D.C. HOLDINGS, INC. 401(k) Savings Plan

Dated: June 30, 2008	By:	/s/ Paris G. Reece III
Paris G. Reece III Executive Vice President, Chief Financial Officer and Principal Accounting Officer, On behalf of M.D.C. Holdings, Inc. as Plan Administrator

EXHIBITS

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm